Income Statement

JL Chandler Enterprises LLC.
1/1/2019-12/31/2019

Financial Statements in U.S. Dollars

Revenue		
Gross Sales	109975	
Less: Sales Returns and Allowances	0	
Net Sales		109975
Cost of Goods Sold		
Beginning Inventory	0	
Add: Purchases		
Freight-in		
Direct Labor		
Indirect Expenses		
Inventory Available		
Less: Ending Inventory	0	
Cost of Goods Sold		0
Gross Profit (Loss)		109975
Expenses		
Advertising	8371	
Amortization		
Bad Debts		
Bank Charges		
Charitable Contributions		
Commissions		
Contract Labor		
Depreciation		
Dues and Subscriptions		
Employee Benefit Programs		
Insurance	2069	
Interest		
Legal and Professional Fees	300	
Licenses and Fees	9139	
Miscellaneous	9635	
Office Expense		
Payroll Taxes		
Postage		
Rent	42061	
Repairs and Maintenance	7253	
Supplies	10545	
Telephone		
Travel		
Utilities	15777	
Vehicle Expenses		
Wages		
Total Expenses		105150
Net Operating Income		4825
Other Income		
Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		4825